February 2025

Pricing Supplement No. 6,603

Registration Statement Nos. 333-275587; 333-275587-01

Dated February 21, 2025

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Fully and Unconditionally Guaranteed by Morgan Stanley

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the value of the underlying index on the determination date. These long-dated notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

The underlying index measures the performance of the nearest maturing quarterly E-mini Nasdaq-100 futures contract (the “futures contract”) trading on the Chicago Mercantile Exchange (the “CME”). The futures contract references the Nasdaq-100 Index® (the “reference index”). For more information about the Nasdaq-100 Index®, see the accompanying index supplement. For more information about the underlying index, see “Annex A — Nasdaq-100 Futures Excess ReturnTM Index” beginning on page 14.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$550,000
Pricing date:	February 21, 2025
Original issue date:	February 26, 2025 (3 business days after the pricing date)
Maturity date:	February 26, 2030
Interest:	None
Underlying index:	Nasdaq-100 Futures Excess ReturnTM Index
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

The payment due at maturity will not be less than $1,000 per note, regardless of the performance of the underlying index.

Supplemental redemption amount:	(i) $1,000 multiplied by (ii) the index percent change multiplied by (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	137%
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	600.6278, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	February 21, 2030, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61778CKB0
ISIN:	US61778CKB09
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$978.80 per note. See “Investment Summary” beginning on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to us(3)
Per note	$1,000	$7.50	$992.50
Total	$550,000	$4,125	$545,875

(1) The notes will be sold only to investors purchasing the notes in fee-based advisory accounts.

(2) MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $992.50 per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(3) See “Use of proceeds and hedging” on page 12.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Additional Terms of the Notes” and “Additional Information About the Notes” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

 Product Supplement for Equity-Linked Notes dated November 16, 2023  Index Supplement dated November 16, 2023

 Prospectus dated April 12, 2024

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Investment Summary

Market-Linked Notes

The Market-Linked Notes due February 26, 2030 Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index (the “notes”) offer 137% participation in the positive performance of the underlying index. The notes provide investors:

￭an opportunity to gain exposure to the Nasdaq-100 Futures Excess ReturnTM Index;

￭the repayment of principal at maturity, subject to our creditworthiness;

￭137% participation in any appreciation of the underlying index over the term of the notes; and

￭no exposure to any decline of the underlying index if the notes are held to maturity.

At maturity, if the underlying index has depreciated or has not appreciated at all, you will receive the stated principal amount of $1,000 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	5 years
Participation rate:	137%
Interest:	None

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $1,000. We estimate that the value of each note on the pricing date is $978.80.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

February 2025 Page 2

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity, subject to our creditworthiness. They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo yield in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the performance of the underlying index.

Repayment of Principal	The notes offer investors 137% upside exposure to the performance of the underlying index, while providing for the repayment of principal in full at maturity, subject to our creditworthiness.
Upside Scenario

The underlying index increases in value, and, at maturity, the notes pay the stated principal amount of $1,000 plus 137% of the appreciation of the underlying index. There is no limitation on the appreciation potential.

Par Scenario	The underlying index declines or does not appreciate in value, and, at maturity, the notes pay only the stated principal amount of $1,000.

February 2025 Page 3

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount, if any. The supplemental redemption amount will be calculated on the determination date as follows:

(i) $1,000 multiplied by (ii) the index percent change multiplied by (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.

The payment due at maturity will not be less than $1,000 per note, regardless of the performance of the underlying index.

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 375 and reflects the participation rate of 137%. The actual initial index value is set forth on the cover of this document.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
80.00%	675.00	$1,000	$1,096.00	$2,096.00	109.60%
70.00%	637.50	$1,000	$959.00	$1,959.00	95.90%
60.00%	600.00	$1,000	$822.00	$1,822.00	82.20%
50.00%	562.50	$1,000	$685.00	$1,685.00	68.50%
40.00%	525.00	$1,000	$548.00	$1,548.00	54.80%
30.00%	487.50	$1,000	$411.00	$1,411.00	41.10%
20.00%	450.00	$1,000	$274.00	$1,274.00	27.40%
10.00%	412.50	$1,000	$137.00	$1,137.00	13.70%
5.00%	393.75	$1,000	$68.50	$1,068.50	6.85%
0.00%	375.00	$1,000	$0.00	$1,000.00	0.00%
-10.00%	337.50	$1,000	$0.00	$1,000.00	0.00%
-20.00%	300.00	$1,000	$0.00	$1,000.00	0.00%
-30.00%	262.50	$1,000	$0.00	$1,000.00	0.00%
-40.00%	225.00	$1,000	$0.00	$1,000.00	0.00%
-50.00%	187.50	$1,000	$0.00	$1,000.00	0.00%
-60.00%	150.00	$1,000	$0.00	$1,000.00	0.00%
-70.00%	112.50	$1,000	$0.00	$1,000.00	0.00%
-80.00%	75.00	$1,000	$0.00	$1,000.00	0.00%
-90.00%	37.50	$1,000	$0.00	$1,000.00	0.00%
-100.00%	0.00	$1,000	$0.00	$1,000.00	0.00%

February 2025 Page 4

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to an Investment in the Notes

￭The notes do not pay interest and may not pay more than the stated principal amount at maturity. If the index percent change is less than or equal to 0%, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

￭The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the reference index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the futures contract, the reference index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “Nasdaq-100 Futures Excess ReturnTM Index Overview” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

￭The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date. The final index value will be based on the index closing value on the determination date, subject to postponement for non-index business days and certain market disruption events. Even if the value of the underlying index appreciates prior to the determination date but then drops by the determination date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop. Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the index closing value on the determination date, the payment at maturity will be based solely on the index closing value on the determination date.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and

February 2025 Page 5

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

￭Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index, the futures contract or the component stocks of the reference index. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the component stocks of the reference index. Further, by purchasing the notes, you are taking credit risk to us and not to any counter-party to the futures contract linked to the underlying index. Your return on the notes will not reflect the return you would realize if you purchased any stocks or futures contracts that are tracked directly or indirectly by the underlying index. See “Hypothetical Payout on the Notes” above.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. will determine the initial index value and the final index value, and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Supplemental Redemption Amount,” “—Calculation Agent and Calculations,” “—Alternate Exchange Calculation in the Case of an Event of Default” and “—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement for equity-linked notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

￭Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index, the futures contract or the component stocks of the reference index), including trading in the futures contract and the stocks that constitute the reference index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. Some of our affiliates also

February 2025 Page 6

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

trade the stocks that constitute the reference index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value, and, therefore, could increase the value at or above which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing value of the underlying index on the determination date, and, accordingly, the amount of cash an investor will receive at maturity.

Risks Relating to the Underlying Index

￭Higher future prices of the futures contract to which the underlying index is linked relative to its current prices may adversely affect the value of the underlying index and the value of the notes. The underlying index is linked to the E-mini Nasdaq-100 futures contract currently listed for trading on the CME. As the relevant futures contract approaches expiration, it is replaced by a contract that has a later expiration. Thus, for example, a contract purchased and held in September may specify a December expiration. As time passes, the contract expiring in December is replaced by a contract for delivery in March. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the December contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.” While many futures contracts have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. It is also possible for the market for these contracts to be in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango and absence of backwardation in the market for these contracts could result in negative “roll yields,” which could adversely affect the value of the underlying index, and, accordingly, the value of the notes.

￭Suspensions or disruptions of market trading in futures markets could adversely affect the price of the notes. Securities markets and futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the underlying index, and, therefore, the value of the notes.

￭Legal and regulatory changes could adversely affect the return on and value of your notes. Futures contracts and options on futures contracts, including those related to the underlying index, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.

￭Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can make methodological changes that could change the value of the underlying index. Any of these actions could adversely affect the value of the notes. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.

February 2025 Page 7

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Nasdaq-100 Futures Excess ReturnTM Index Overview

The Nasdaq-100 Futures Excess ReturnTM Index, which is calculated, maintained and published by The Nasdaq OMX Group, Inc. (“Nasdaq OMX”), measures the performance of the nearest maturing quarterly E-mini Nasdaq-100 futures contracts trading on the Chicago Mercantile Exchange. E-mini Nasdaq-100 futures contracts are U.S. dollar-denominated futures contracts based on the performance of the Nasdaq-100 Index®. For additional information about the Nasdaq-100 Index® and how it is calculated and maintained, see “Nasdaq-100 Index®” in the accompanying index supplement. For additional information about the Nasdaq-100 Futures Excess ReturnTM Index, see “Annex A — Nasdaq-100 Futures Excess ReturnTM Index” below.

Information as of market close on February 21, 2025:

Bloomberg Ticker Symbol:	NDXNQER
Current Index Value:	600.6278
52 Weeks Ago:	511.9283
52 Week High (on 12/16/2024):	620.8482
52 Week Low (on 4/19/2024):	494.7387

The following graph sets forth the daily index closing values of the underlying index for each quarter in the period from January 1, 2020 through February 21, 2025. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period. The index closing value of the underlying index on February 21, 2025 was 600.6278. We obtained the information in the graph and table below from Bloomberg Financial Markets, without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical values of the underlying index as an indication of its future performance, and no assurance can be given as to the index closing value of the underlying index on the determination date.

Nasdaq-100 Futures Excess ReturnTM Index Daily Index Closing Values January 1, 2020 to February 21, 2025

February 2025 Page 8

Morgan Stanley Finance LLC

Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Nasdaq-100 Futures Excess ReturnTM Index	High	Low	Period End
2020
First Quarter	302.1389	216.7635	242.1832
Second Quarter	317.5222	231.3746	316.0041
Third Quarter	386.5170	319.7878	355.6767
Fourth Quarter	401.6560	344.4208	401.6560
2021
First Quarter	430.3101	383.3196	408.3224
Second Quarter	454.5434	405.4760	454.1064
Third Quarter	489.2435	453.8489	458.4863
Fourth Quarter	517.5828	451.6086	509.6572
2022
First Quarter	514.8019	407.3942	464.3934
Second Quarter	473.6227	347.5531	359.1489
Third Quarter	426.1768	341.5687	341.5687
Fourth Quarter	373.3639	330.1442	337.7904
2023
First Quarter	403.3655	331.5999	403.3655
Second Quarter	460.4793	388.4384	459.3710
Third Quarter	478.4728	435.1689	439.6492
Fourth Quarter	499.5656	419.7613	496.9456
2024
First Quarter	535.3254	480.0582	532.0081
Second Quarter	573.8907	494.7387	566.2469
Third Quarter	593.8812	510.5308	568.8660
Fourth Quarter	620.8482	560.8290	588.0843
2025
First Quarter (through February 21, 2025)	616.4544	579.5788	600.6278

“Nasdaq®,” “Nasdaq-100®” and “Nasdaq-100 Index®” are trademarks of Nasdaq, Inc. For more information, see “Annex A — Nasdaq-100 Futures Excess ReturnTM Index” below.

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Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Additional Terms of the Notes

Please read this information in conjunction with the terms on the front cover of this document.

Additional Terms:
If the terms described herein are inconsistent with those described in the accompanying product supplement, index supplement or prospectus, the terms described herein shall control.
Underlying index publisher:	Nasdaq OMX Group, Inc. or any successor thereof
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:

If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the determination date as postponed.

Equity-linked notes:

All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with this document.

Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Issuer notice to registered note holders, the trustee and the depositary:

In the event that the maturity date is postponed due to postponement of the determination date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the maturity date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the maturity date, the business day immediately preceding the scheduled maturity date, and (ii) with respect to notice of the date to which the maturity date has been rescheduled, the business day immediately following the actual determination date for determining the final index value.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the payment at maturity on or prior to 10:30 a.m. (New York City time) on the business day preceding the maturity date and (ii) deliver the aggregate cash amount due with respect to the notes to the trustee for delivery to the depositary, as a holder of the notes, on the maturity date.

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Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Additional Information About the Notes

Additional Information:
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 4.9549% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $ 1,277.4352 due at maturity.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of interest income (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD

INTEREST INCOME DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)

TOTAL INTEREST INCOME DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through June 30, 2025

$17.0669

$17.0669

July 1, 2025 through December 31, 2025

$25.1973

$42.2642

January 1, 2026 through June 30, 2026

$25.8216

$68.0858

July 1, 2026 through December 31, 2026

$26.4613

$94.5471

January 1, 2027 through June 30, 2027

$27.1169

$121.6640

July 1, 2027 through December 31, 2027

$27.7887

$149.4527

January 1, 2028 through June 30, 2028

$28.4771

$177.9298

July 1, 2028 through December 31, 2028

$29.1826

$207.1124

January 1, 2029 through June 30, 2029

$29.9056

$237.0180

July 1, 2029 through December 31, 2029

$30.6465

$267.6645

January 1, 2030 through the Maturity Date

$9.7707

$277.4352

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

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Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described beginning on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we will hedge our anticipated exposure in connection with the notes by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in the futures contract, in the stocks constituting the reference index, in futures and/or options contracts on the reference index or the stocks constituting the reference index listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the value of the underlying index on the pricing date, and, therefore, could increase the value at or above which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the determination date, by purchasing and selling the stocks constituting the reference index, futures or options contracts on the reference index or the stocks constituting the reference index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. We cannot give any assurance that our hedging activities will not affect the value of the underlying index, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Additional considerations:

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:

MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $992.50 per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Validity of the notes:

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2024, which is Exhibit 5-a to Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 26, 2024.

Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. When you read the accompanying product supplement and index supplement, please note that all references in such supplements to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents

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Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley or MSFL will arrange to send you the product supplement for Equity-Linked Notes, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated November 16, 2023

Index Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.

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Market-Linked Notes due February 26, 2030

Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Annex A — Nasdaq-100 Futures Excess ReturnTM Index

The Nasdaq-100 Futures Excess ReturnTM Index (the “underlying index”) is an equity futures index calculated, maintained and published by Nasdaq OMX Group, Inc. (“Nasdaq OMX”). The underlying index is designed to measure the performance of the nearest expiring quarterly E-mini Nasdaq-100 futures contract. The underlying index is reported by Bloomberg under the ticker symbol “NDXNQER.” All information contained in this document regarding the underlying index has been derived from publicly available information, without independent verification.

The underlying index is the excess return version of the Nasdaq 100 Futures Index, which measures the performance of the nearest maturing quarterly E-mini Nasdaq-100 futures contract trading on the Chicago Mercantile Exchange (“CME”). The underlying index includes a provision for the replacement of the E-mini futures contract as the contract approaches maturity (also referred to as “rolling” or “the roll”). This replacement occurs over a three-day rolling period every March, June, September and December, effective after the close of trading five business days preceding the last trading date of the E-mini Nasdaq-100 futures contract.

E-Mini Nasdaq-100 Futures Contract

The underlying index is constructed from the front-month E-mini Nasdaq-100 futures contract (the “futures contract”). Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. The futures contract is rolled forward once a quarter, with one-third of the contract being rolled forward on each of the fifth, fourth, and third day prior to expiration.

E-mini Nasdaq-100 Futures (the “NQ”) are U.S. dollar-denominated futures contracts on the Nasdaq-100 Index® traded on the CME, where each futures contract references a value of $20 times the level of the Nasdaq-100 Index®. The CME is a derivatives marketplace based in Chicago that facilitates the trading of futures and options. The NQ trades in increments of 0.25 index points with each incremental movement, or “tick,” which in this case would be each 0.25-point movement, equaling five dollars.

NQ contracts listed for the nearest five quarters, for each March, June, September and December, and the nearest three Decembers are available for trading. Trading of the NQ contracts terminates at 9:30 A.M. Eastern time on the third Friday of the contract month.

The daily settlement prices of the NQ contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiration month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of NQ contracts is based on the opening prices of the component stocks in the Nasdaq 100®

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Based on the Value of the Nasdaq-100 Futures Excess ReturnTM Index

Index, determined on the third Friday of the contract month. For more information on the Nasdaq-100® Index, see “Nasdaq-100® Index” in the accompanying index supplement.

Underlying Index Calculation

The underlying index, calculated from the price change of the futures contract, reflects the excess return of the Nasdaq-100 Futures Index. The level of the underlying index on a trading day is calculated as follows:

where:

The Base Value of the underlying index was set equal to 100.00 on September 30, 1999. The underlying index has been calculated on a live basis since April 1, 2024.

Underlying Index Market Disruption Events

If a market disruption event (within the meaning of the index methodology) occurs or is occurring on an index calculation day that the index administrator determines materially affects the underlying index, the index administrator may:

●Delay the calculation of the underlying index and halt the dissemination of the value of the underlying index and/or other information relating to the underlying index until such time, which may be a subsequent index calculation day, that the index administrator determines that such market disruption event is no longer occurring.

●Determine a good faith estimate of any affected or missing input data required to calculate the underlying index or the value of the underlying index for such index calculation day or time for such index calculation day.

For these purposes, a market disruption event is, in respect of an underlying futures contract, the occurrence of one or more of the following events that affects that futures contract and that the index administrator deems to be material to the underlying index:

●Trading Disruption: Any unscheduled closure of the Chicago Mercantile Exchange; a material suspension, limitation or disruption of trading on the Chicago Mercantile Exchange; a failure of the Chicago Mercantile Exchange to publish the relevant price, level, value or other information; a halt in trading, such as a circuit breaker or other exchange imposed halt; or any other event that materially affects the ability of market participants to trade, effect transactions in, maintain or unwind positions in that futures contract.

●Exchange Disruption: Any exchange related event that disrupts or impairs the ability of market participants to effect transactions or obtain market values or price discovery of a component used directly or indirectly in the underlying index.

●Price Failure: Any event that impairs or prevents the ability of the index administrator to obtain a relevant price, level, rate, value or any other information from an exchange or other source necessary, on a timely basis and in a manner acceptable to the index administrator, in order to perform the calculation of the underlying index.

●Inaccurate Data: The price or value of a component that has been calculated by reference to data that, in the determination of the index administrator, is inaccurate, incomplete and/or does not adequately reflect the true market price or value of such component.

●Force Majeure: Any event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance, or restrictions due to emergency powers enforced by federal, state or local government agencies), that is beyond the reasonable control of the index administrator and that the index administrator determines, in its sole discretion, affects the underlying index, a component of the underlying index, any input data required to calculate the underlying index, or that prevents the ability of the index administrator to calculate the underlying index.

●General Moratorium: The index administrator observes on any day that there has been a declaration of a general moratorium in respect of banking activities in any relevant jurisdiction.

If a market disruption event occurs on a scheduled roll day, then no change of index exposure to the underlying futures contracts will occur on that day, and instead the change of units for such disrupted days will take place, in addition to any scheduled change of units, on the next

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following index calculation day that such market disruption event is no longer occurring and there is no other market disruption event occurring. If the last day of a scheduled roll period is a disrupted day, then that roll day will be postponed to the next index calculation day.

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this pricing supplement, the futures contract is an exchange-traded futures contract. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. However, the underlying index is not a total return index and does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house. Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

---

The notes are not sponsored, endorsed, sold or promoted by Nasdaq (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in the notes generally or in the notes particularly or the ability of the underlying index to track general stock market performance. The underlying index is determined, composed and calculated by Nasdaq without regard to us or the notes. Nasdaq has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the underlying index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no obligation or liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE NASDAQ-100 FUTURES EXCESS RETURNTM INDEX, NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 FUTURES EXCESS RETURNTM INDEX, NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 FUTURES EXCESS RETURNTM INDEX, NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Nasdaq®,” “Nasdaq-100®” and “Nasdaq-100 Index®” are trademarks of Nasdaq.

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